Exhibit 99.1

No. 22-2017

SIERRA METALS TO COMMENCE TRADING ON NYSE MKT

Toronto, ON – July 6, 2017: Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE MKT: SMTS) (“Sierra Metals” or the “Company”) is pleased to announce that its common shares (the “Common Shares”) have been approved for listing on the NYSE MKT, and they are expected to begin trading under the symbol “SMTS” beginning on July 11, 2017. The Common Shares will continue to trade on the Toronto Stock Exchange and the Lima Stock Exchange (Bolsa de Valores de Lima).

Igor Gonzales, President and Chief Executive Officer of the Company, stated “the listing of our common shares on the NYSE MKT represents an important corporate milestone for Sierra Metals and another step in our plan to enhance shareholder value by increasing stock liquidity and exposure to institutional investors”.

About Sierra Metals

Sierra Metals is a Canadian based polymetallic mining company with production from its Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”). The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT”.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister V.P., Corporate Development Sierra Metals Inc. +1 (416) 366-7777 Email: info@sierrametals.com	Igor Gonzales President & CEO Sierra Metals Inc. +1(416) 366-7777

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), including but not limited to information about the timing of the beginning of trading and the benefits of listing on the NYSE MKT, are not statements of historical fact and may be forward-looking information.

Such forward-looking information is based on numerous assumptions, including, among others, the future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha Mine, the Bolivar Mine and the Cusi Mine and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third

Sierra Metals Inc.

parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; risks associated with the failure to continue satisfying the listing requirements of the NYSE MKT on the anticipated listing date, failure to achieve the anticipated benefits therefrom and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

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